 Form 425Filed by Americas Silver Corporation (Commission File No.: 001-37982) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Pershing Gold Corporation Commission File No.: 001-37481

     Business CombinationAmericas Silver Corporation and Pershing Gold CorporationLeading Low-Cost Precious Metal Growth Company in the Americas  October 1, 2018  TSX: USA NYSE American: USAS  NASDAQ: PGLC TSX: PGLC

 FORWARD-LOOKING STATEMENTS Safe Harbour and Other Disclosures  Certain information in this presentation may contain forward-looking statements. This information is based on current expectations that are subject to significant risks, assumptions and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. All statements, other than statements of historical fact, included in the presentation, including, without limitation, statements regarding production and operational results, exploration results, and future plans and objectives of Americas Silver, are forward-looking statements. Words such as “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe” and other similar expressions are forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather reflect our current views with respect to future events and are subject to risks, uncertainties, assumptions and other factors, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that such forward-looking statements will prove to be accurate. Americas Silver assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Americas Silver . Additional information identifying risks and uncertainties is contained in filings by Americas Silver with the Canadian securities regulators, which filings are available at www.sedar.com. Please note that unless otherwise indicated, all figures are in US dollars.Some of the potential quantities and grades disclosed are conceptual in nature, there has been insufficient exploration to define a mineral resource on all of the mineralization at the Galena Complex and Cosalá Operations and it is uncertain if further exploration will result in certain targets being delineated as a mineral resource.No Offer or SolicitationThis presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver and Pershing or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in Solicitation. Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its management information circular for its 2018 annual meeting of shareholders filed on Form 6-K with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Additional Information about the Proposed Transaction. The proposed transaction between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver will file with the SEC a registration statement on Form F-4 that will include a joint proxy statement of Americas Silver and Pershing that also constitutes a prospectus of Americas Silver. Americas Silver and Pershing will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. Americas Silver and Pershing also plan to file other documents with the SEC regarding the proposed transaction. This press release is not a substitute for any prospectus, proxy statement or any other document which Americas Silver and Pershing may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Pershing and Americas Silver make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC.   3

 FORWARD-LOOKING STATEMENTS Safe Harbour and Other Disclosures  Cautionary Note to United States Investors Regarding Estimates of Resources and Reserves: This presentation uses the terms "Measured," "Indicated" and "Inferred" mineral resources, which are defined in Canadian Institute of Metallurgy guidelines, the guidelines widely followed to comply with Canadian National Instrument 43-101-- Standards of Disclosure for Mineral Projects ("NI 43-101"). We advise U.S. investors that these terms are not recognized by the SEC. The estimation of measured and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. Mineral resources are not mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. U.S. investors are cautioned not to assume that measured or indicated mineral resources will be converted into reserves. Inferred mineral resources have a high degree of uncertainty as to their existence and their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource exists, or is economically or legally viable.  Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. Pershing is a reporting issuer in the United States and is required to discuss mineralization estimates in accordance with US reporting standards. The estimates of proven and probable mineral reserves used in this presentation are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, which definitions have been adopted by NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission's Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit, which could be economically and legally extracted or produced at the time the reserve determination is made. Accordingly, information contained in this presentation containing descriptions of Pershing’s or Americas Silver’s mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies under the United States federal securities laws and the rules and regulations thereunder. Moreover, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures. US investors are urged to consider closely the disclosure in Pershing’s Form 10-K for the year ended December 31, 2017 and other SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml. Mr. Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines has approved the applicable contents of this presentation.All scientific and technical information related to drill and surface samples, resource estimate, mineral processing, metallurgy and recovery methods, and mining for the Relief Canyon project is based on information prepared by either Paul Tietz, Certified Professional Geologist #11720, Neil Prenn, P.E. #7844, Carl Defilippi, registered member SME#775870RM, or Mark Jorgensen, MMSA#01202QP who are each Qualified Persons under the definitions established by Canadian National Instrument 43-101. For further information please see “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” with an effective date of May 24, 2018, which is available on Pershing’s EDGAR profile at https://www.sec.gov/ and on SEDAR at www.sedar.com.  4

 TRANSACTION RATIONALE  Source: Company disclosure, Thomson Reuters, available broker reports  RELIEF CANYON  Diversified Portfolio of Precious Metal Assets in the AmericasTwo producing polymetallic mines in Mexico and Idaho and an attractive shovel-ready, precious metal development project in Nevada    Enhanced Growth and ScaleNear-term precious metal production growth from Relief Canyon and Zone 120 and ongoing ramp-up at the San Rafael mine will meaningfully improve production and cash flow in 2020 and beyond    Proven Management Team and BoardDemonstrated experience in financing, acquiring, developing and operating open pit and underground mines    Strong Financial PositionWell-positioned to build Relief Canyon with increasing cash flows atSan Rafael and greater access to capital    Enhanced Capital Markets ProfileBroader appeal to institutional shareholders, increased research coverage, and improved trading liquidity    Compelling Value PropositionLeading leverage among junior precious metal companies and attractive relative valuation    5

 TRANSACTION SUMMARY  Source: Company disclosure, Thomson Reuters  ProposedTransaction  Americas Silver to acquire Pershing via a Plan of Merger with a merger subsidiary under Nevada lawTotal transaction value of approximately US$52 million (basic basis)Pro forma ownership: Americas Silver (64%) / Pershing (36%) (basic basis)  Consideration  0.715 of an Americas Silver common share per share of Pershing common stock (the “Exchange Ratio”)Implied offer of US$1.69 per share of Pershing common stockPremium of 39% based on the closing prices of Americas Silver and Pershing and a premium of 39% based on the volume weighted average prices of Americas Silver and Pershing for the 10-day period ending September 28, 2018  ConcurrentBridge Loan  Americas Silver to provide Pershing with a short-term secured first lien convertible bridge loan to address near-term working capital requirements between now and prior to closing Principal amount of US$4M repayable within 9 months in cash or shares, as applicable, and interest rate of 16% per annum  PreferredShares  Holders of Pershing preferred shares may elect to exchange those shares for new non-voting preferred shares of Americas Silver, adjusted in respect of exercise price and number based on the Exchange Ratio, or common shares of Americas Silver based on the Exchange Ratio  Conditions  Pershing shareholder vote – majority of common shareholders and 75% of preferred shareholdersAmericas Silver shareholder vote – simple majority of votes castCustomary regulatory approvals, including CFIUS  AnticipatedTiming  Mailing of shareholder meeting materials – Q4 2018 (subject to required regulatory approvals)Shareholder meetings – Q4 2018Closing of the transaction – Q1 2019  Other  Support agreements from officers and directors of Americas Silver and PershingUnconditional support agreement from Mr. Barry Honig who controls 31% of Pershing common shares and 87% of Pershing preferred sharesCustomary non-solicitation covenants, subject to normal fiduciary outsAmericas Silver right to match superior proposalsBreak fee of US$4 million payable to Americas Silver in certain circumstances upon termination of the Merger Agreement  6

 PRO FORMA CAPITALIZATION  1. Pro forma basic shares includes Americas Silver common shares issued for 10% premium on Pershing preferred shares2. Pershing cash balance adjusted for US$1.1M land acquisition. Pro forma cash and debt includes bridge loanNote: Balance sheet items are as at June 30, 2018, adjusted for subsequent eventsSource: Company disclosure, Thomson Reuters  As at September 28, 2018  Americas Silver  Pershing  Pro Forma  Share Price (US$)  $2.36  $1.21  $2.36  Basic Shares O/S1  43.1 M  33.6 M  67.5 M  Basic Market Capitalization  US$102 M  US$41 M  US$159 M  Cash and Equivalents2  US$8 M  US$4 M  US$16 M  Total Debt2  US$13 M  US$0 M  US$18 M  Enterprise Value  US$107 M  US$36 M  US$160 M  7

 MUTUALLY BENEFICIAL TRANSACTION  Source: Company disclosure, Thomson Reuters, available broker reports  Addition of a high quality shovel-ready, precious metal development project with low capital intensity and strong project economics at current gold prices    Immediate upfront premium of approx. 40%  Nevada operations base with a large prospective and underexplored land package    Immediately accretive to precious metal reserves and resources and on all financial metrics by 2020    Feasibility study highlights ~91,000 ounces of annual gold production, a pre-tax NPV (5% discount) of US$118M and pre-tax IRR of 71% at spot prices    Ongoing exposure to future value creating milestones at Relief Canyon  Exposure to Americas Silver’s quality portfolio of producing, development and exploration assets  Enhanced size and quality enable financing of Relief Canyon at a lower cost of capital  Mitigation of single-asset risk            8  Proven mine building and operating team to develop Relief Canyon

 OVERVIEW OF RELIEF CANYON  Note: Reserve and resource estimate based on the 2018 Relief Canyon FS. Refer to Slides 9, 16, 18, 19 and 20 for additional information on Relief CanyonSource: Company disclosure, Relief Canyon Feasibility Study (24-May-18)  Project Description  Located in Nevada, USA – the 4th most mining friendly jurisdiction in the world (Fraser Institute)Situated at southern end of the Pershing Gold and Silver Trend, which hosts deposits such as Spring Valley and RochesterTotal land package of over 29,000 acresLow cost heap leach gold projectExisting ADR plant capable of supporting 21,500 tpd99% of resource is oxideFeasibility study recently completed in May 2018All permits in hand to start production through Phase I permitPhase II permit submitted in June 2018New Secretarial Order requires BLM to complete EIS process in 1 yearGold reserves of 635 kozsM&I resources of 789 kozs and inferred resources of 45 kozsSignificant exploration potential – only ~20% of the property has been explored to date  Office  Processing Facility  Overflow Ponds  Historic Leach Pads  Crusher  PermittedLeach Pads  9  Site Plan  Haul Road  Future Waste Rock Dump  Open Pits  Low Grade Stockpile

 OVERVIEW OF RELIEF CANYON (CONT.)  1. Unless otherwise stated, project economics assume US$1,290/oz Au. All-in sustaining cash cost excludes salvage of mine and process equipmentNote: Reserve and resource estimate based on the 2018 Relief Canyon FS. Source: Company disclosure, Relief Canyon Feasibility Study (24-May-18)  Gold Production Profile1  Summary of Feasibility Study1  Mine Life  yrs  5.6  Avg. LOM Gold Production  ozs  91,000  LOM Avg. Cash Cost (Net)  US$/oz  $769  LOM Avg. AISC (Net)  US$/oz  $801  Initial Capex  US$M  $28.2  Sustaining Capex  US$M  $14.8  Working Capital  US$M  $10.2  Pre-Tax NPV (5%)  US$M  $154  Pre-Tax IRR  %  91%  After-Tax NPV (5%)  US$M  $133  After-Tax IRR  %  87%  After-Tax Net Cash Flow  US$M  $176  Payback  yrs  1.3  Pre-Tax NPV (5%) at US$1,200/oz  US$M  $118  Pre-Tax IRR at US$1,200/oz  %  71%  10  Pre-Tax Cash Flow Profile1

 PRO FORMA OPERATING PROFILE  1. Based on average annual gold production per Pershing feasibility study; 2. Including silver reservesNote: Silver equivalent calculated using the following prices: US$16/oz Ag, US$1,250/oz Au, US$2.50/lb Cu, US$0.90/lb Pb and US$0.90/lb ZnSource: Company disclosure  Silver Eq. Annual Production  Silver Eq. Reserves  11  1.6 Mozs Ag  7.0 Mozs AgEq  91 kozs Au1(~7.0 MozsAgEq)  ~14.0Mozs AgEq  5.4xPrecious MetalsExposure    Silver    Gold    Base Metals    Silver    Gold    Base Metals  28Mozs Ag  67Mozs AgEq  635 kozs Au(~51 MozsAgEq2)  ~118Mozs AgEq  2.8xPrecious MetalsExposure

 PRO FORMA COMMODITY EXPOSURE  Note: Silver equivalent calculated using the following prices: US$16.00/oz Ag, US$1,250/oz Au, US$2.50/lb Cu, US$0.90/lb Pb and US$0.90/lb Zn.Pro forma based on 2018 guidance range and average annual production for Relief CanyonSource: Company disclosure  Silver Eq. Annual Production  Silver Eq. Reserves      Relief Canyon provides a material increase in precious metals exposure  Pro FormaTotal Precious Metals = 67%  12    Silver    Gold    Base Metals    Silver    Gold    Base Metals  Pro FormaTotal Precious Metals = 61%

 A COMPELLING VALUE PROPOSITION  Note: Americas Silver FDITM market capitalization includes preferred shares.Pro forma 2020 cash flow for Americas Silver includes Year 1 of Relief Canyon per the feasibility study. Great Panther is shown pro forma the acquisition of Beadell Resources. Source: Company disclosure, Thomson Reuters, available broker reports  Market Capitalization (US$M)  P / Consensus NAVPS (ratio)  P / 2020E CFPS (ratio)  13

 THE PATH FORWARD  Source: Company disclosure  Achieve full ramp-up at San Rafael in H2 2018 and realize increased cash flow generation in 2019 – 2020    Continued focus on balance sheet strength and improving cash flow generation across all assets    Complete Zone 120 resource estimate and evaluation of development options by early Q4 2018    Evaluate financing alternatives to commence construction of Relief Canyon in 2019    Bring Relief Canyon and Zone 120 into production in 2020    Positioned to generate significant shareholder value in the near term  14

   APPENDIX

 AMERICAS SILVER RESERVES / RESOURCES  Source: Company disclosure  16

 PERSHING RESERVES / RESOURCES  Note: Pershing mineral reserves and resources have been converted to metric unitsSource: Company disclosure  17

 MANAGEMENT AND BOARD OF DIRECTORS  * Proposed director nominee of Pershing, to be appointed in connection with closing of the transactionSource: Company disclosure  18  Management  DARREN BLASUTTI  DAREN DELL  WARREN VARGA  PETER MCRAE  SHAWN WILSON  President and Chief Executive Officer  Chief Operating Officer  Chief Financial Officer  CLO and Senior Vice President, Corporate Affairs  Vice President, Technical Services  Board of Directors  ALEX DAVIDSON  DARREN BLASUTTI  ALAN EDWARDS  PETER HAWLEY  BRADLEY R. KIPP  Chairman of the Board  Director  Director  Director  Director  GORDON PRIDHAM  MANUEL RIVERA  LORIE WAISBERG  STEPHEN ALFERS*  Director  Director  Director  Director

 RELIEF CANYON LAND POSITION  Source: Company disclosure  19  Entire deposit not situated on controlled lands at acquisition in 2011Expanded land position from 1,100 to over 29,000 acres    Pershing now controls all lands / claims in and around the mine site and priority targets    Resource geologically open to the west, east and south    Significant exploration upside for new discoveries on broader land package

 RELIEF CANYON PERMITTING OVERVIEW  Source: Company disclosure  20  All permits in hand to start production and mine through Phase I    New Secretarial Order requires BLM to complete EIS process in one yearRelief Canyon Phase II expansion is ideal project for a 1-year EISRecent BLM Record of Decision on EIS at McEwan’s Gold Bar project is example of Secretarial Order in action    No sage grouse habitat or other sensitive environmental issues    Permit modification to expand and deepen submitted June 2018 (Phase II)Environmental baseline and engineering studies continuing    Sequential permitting allows simultaneous Phase I mining while permitting Phase II    Processing facility fully permitted and ready to operate

 RELIEF CANYON 2018 DRILLING (MAIN / WSO)  Source: Company disclosure  21

 NOTESMineral Reserve and Mineral Resource Estimates  CIM Definitions and Standards were followed for Mineral Reserve and Mineral Resource Estimates.Mineral Reserves are estimated at a NSR cut-off value of US$40/tonne at Nuestra Señora, US$54/tonne at San Rafael and US$190/tonne at Galena. The NSR cut-off is calculated using recent operating results for recoveries, off-site concentrate costs, and on-site operating costs.Mineral Resources are estimated at a NSR cut-off value of US$34/tonne at San Rafael, US$40/tonne at Zone 120, US$30/tonne at El Cajón and US$190/tonne at Galena. Mineral Resources at Nuestra Señora are estimated at a 90g/tonne silver equivalent cut-off grade. NSR and silver equivalent cut-offs were calculated using recent or expected operating results for recoveries, off-site concentrate costs, and on-site operating costs.Mineral Reserves are estimated using metal prices of US$16.00/oz Ag, $2.50/lb Cu, $0.90/lb Pb and $0.90/lb Zn.Mineral Resources are estimated using metal prices of US$18.00/oz Ag, $3.00/lb Cu, $1.05/lb Pb and $1.05/lb Zn.Mineral Resources are exclusive of Mineral Reserves and as such the Mineral Resources do not have demonstrated economic viability.A minimum mining width of 4.5 feet was used for estimating Galena Reserves, with a minimum additional dilution of 0.5 feet from both the hanging wall and footwall. A mining recovery of 95% was used to reflect the selective nature of the mining methods used at the operation.A mining recovery of 90% was used for estimating Mineral Reserves at Nuestra Señora and San Rafael to reflect the mining methods used at the operations.Numbers may not add or multiply accurately due to rounding.The Mineral Resource estimate for the Cosalá Operations is based on block models prepared by independent mineral resource consultants. The Nuestra Señora Mineral Reserve and Resource estimate was prepared by Company personnel under the supervision of James Stonehouse, Vice President of Exploration, a Qualified Person for the purpose of NI 43-101. The San Rafael, Zone 120 and El Cajón Mineral Resource estimates were prepared by Paul Tietz, C.P.G., who is an independent consultant and a Qualified Person for the purpose of NI 43-101. The San Rafael Mineral Reserve estimate was prepared by company personnel under the supervision of Shawn Wilson, Vice President of Technical Services, a Qualified Person for the purpose of NI 43-101.The Mineral Resource estimate for the Galena Complex was prepared using a combination of block modelling and the accumulation method. The Mineral Resource estimate was prepared by Company personnel under the supervision of Aaron Gross, C.P.G., a Qualified Person for the purpose of NI 43-101. The Mineral Reserve estimate was prepared by Company personnel under the supervision of Shawn Wilson, Vice President of Technical Services, a Qualified Person for the purpose of NI 43-101.All scientific and technical information related to drill and surface samples, resource estimate, mineral processing, metallurgy and recovery methods, and mining for the Relief Canyon project has been reviewed and approved by either Paul Tietz, Certified Professional Geologist #11720, Neil Prenn, P.E. #7844, Carl Defilippi, registered member SME#775870RM, or Mark Jorgensen, MMSA#01202QP who are each Qualified Persons under the definitions established by Canadian National Instrument 43-101. Drill core at Relief Canyon is boxed and sealed at the drill rig and moved to the Relief Canyon logging and sample preparation facilities by trained personnel. The core is logged and split down the center using a typical table-fed circular rock saw. One half of the core is sent for assay while the other half is returned to the core box and stored at Relief Canyon in a secure, fenced-off, area. Pershing Gold quality assurance/quality control (QA/QC) procedures include the regular use of blanks, standards, and duplicate samples.  22

   CONTACT  Darren Blasutti, President and CEOdblasutti@americassilvercorp.com416-848-9503www.americassilvercorp.com    Steve Alfers, President and CEOsalfers@pershinggold.com720-974-7254www.pershinggold.com